LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Dang and Mr. Hiller,

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of October 10, 2024 (the “Comment Letter”) on the Company’s October 2, 2024 response to your initial letter dated September 23, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). The response below corresponds to the italicized comment that immediately precedes it, having been reproduced from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis

Results of Operations, page 44

1.

We note that you have proposed adding disclosures of the percentage changes in occupancy, the number of trips, and revenue per guest, in your discussion of consolidated revenues in response to prior comment one, concerning the requirement in Item 303(b)(2)(iii) of Regulation S-K, to disclose the extent to which material changes in revenues are attributable to changes in prices, changes in the volume of services, or to the introduction of new services during the period.

However, while it is helpful to understand the percentage changes in the underlying volumetric and price factors, you would also need to quantify the extent to which. revenues have changed due to changes in both volumetric and price factors to comply with the aforementioned requirement. We reissue prior comment one.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will quantify the change in revenue from the prior periods due to changes in price, changes in volume or to the introduction of new services as per Item 303(b)(2)(iii) of Regulation S-K in its future filings. See proposed revisions to the language in the Form 10-K to address the Staff’s concerns as follows, which will be included in future filings:

Comparison of Years Ended December 31, 2023 and 2022 - Consolidated

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $148.0 million, or 35%, to $569.5 million, compared to $421.5 million for the year ended December 31, 2022. Of the $127.4 million was related to an increase in guest nights sold and the number of guests traveling with us, and $20.7 million was due to an increase in pricing.

Results of Operations – Lindblad Segment

Comparison of Years Ended December 31, 2023 and 2022

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $118.9 million, or 43%, to $397.4 million compared to $278.4 million for the year ended December 31, 2022. Of the $118.9 million increase, $107.4 million was primarily related to a two-percentage point increase in occupancy, and $11.6 million was due to higher pricing.

Results of Operations – Land Experiences Segment

Comparison of Years Ended December 31, 2023 to December 31, 2022

Tour Revenues

Tour revenues for the year ended December 31, 2023 increased $29.1 million, or 20%, to $172.1 million compared to $143.1 million in 2022. Of the $172.1 million increase, $20.0 million was related to an 8% increase in the number of trips, and $9.1 million was due to a 6% increase in average revenue per guest.

We also acknowledge the Staff’s comment regarding the Land Experiences and respectfully advise the Staff that the Company has been in the process of determining the segment metrics to be included in its future Form 10-Ks. See proposed revisions to address the Staff’s concerns as follows, which may change as with recent acquisitions we are re-evaluating how management views the business. Land segment non-financial metrics will be included in future filings beginning with the Company’s 2024 Form 10-K:

The following metrics apply to our Land Experiences segment:

Number of Guests represents the number of guests that travel with us in a period.

Departures represent the number of trips and tours completed during the period.

Guest Metrics — Land Experiences Segment

The following table sets forth our Number of Guests and Departures:

	For the Year-ended December 31,
	2024	2023	2022
Number of Guests	-	18,704	16,536
Departures	-	2,274	2,116

We also acknowledge the Staff’s comment regarding the Land Experiences segment generating 182% of total Company operating income for fiscal year 2023. We respectfully advise the Staff that this ratio result of total operating income is not due to any events or transactions of the Land Experiences segment, particularly within Item 303(a) and (b)(2)(i) of Regulation S-K, but due to the relatively large, fixed costs of the Lindblad segment’s owned and operated expedition ships.

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Tom Naiman of the Company at (212) 261-9050, or me at (212) 261-9015 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ L. Dyson Dryden

L. Dyson Dryden
Interim Chief Financial Officer
Lindblad Expeditions Holdings, Inc.

cc: Tom Naiman, Director Technical Accounting